SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

or

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _____________to ____________

Commission File Number

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WPS Resources Corporation
Non-Employee Director Deferred Compensation
and Deferred Stock Unit Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPS Resources Corporation
700 North Adams
P. O. Box 19001
Green Bay, WI 54307-9001

There are no exhibits to this filing.

Page 1 of 3 Pages

REQUIRED INFORMATION

The following financial statements of the WPS Resources Corporation Non-Employee Director Deferred Compensation and Deferred Stock Unit Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

WPS RESOURCES CORPORATION NON-EMPLOYEE DIRECTOR DEFERRED COMPENSATION AND DEFERRED STOCK UNIT PLAN FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001
2001
Cash and Cash Equivalents	$1,378,813
Dividends Receivable	0
Other Receivables	0
Investment in WPSR Common Stock	1,145,776

Total Net Assets at Market	$2,524,589

Changes in Assets Available for Plan Benefits
Beginning Balance	$ 0
Original Contribution	1,787,788
Dividend/Interest Income	166,576
Employer Contributions	403,644
Employee Distributions	(18,088)
Unrealized Gain/(Loss)	184,669

Ending Balance of Assets Available for Plan Benefits	$2,524,589

Assets reported represent assets held under a grantor trust which WPS Resources Corporation ("WPSR") intends (but is not required) to use as a funding vehicle for deferred compensation benefits that become payable in accordance with the terms of the Plan. WPSR may (with certain exceptions) revoke the trust, and trust assets are at all times subject to the claims of WPSR's creditors in the event WPSR becomes insolvent. The Plan has less than 100 participants.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the WPS Resources Corporation Non-Employee Director Deferred Compensation and Deferred Stock Unit Plan has duly caused this Transition Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Green Bay and the State of Wisconsin this 24th day of June, 2002.

WPS RESOURCES CORPORATION
NON-EMPLOYEE DIRECTOR DEFERRED COMPENSATION
AND DEFERRED STOCK UNIT PLAN

By: /s/ Joseph P. O'Leary
Joseph P. O'Leary